Azul S.A.

Publicly-Held Company

CNPJ/MF No. 09.305.994/0001-29

NIRE 35.300.361.130

NOTICE TO SHAREHOLDERS

In compliance with article 33, XXXI, of Resolution No. 80 issued by the Brazilian Securities and Exchange Commission (the “CVM” – Comissão de Valores Mobiliários) on March 29, 2022 (“RCVM 80”), Azul S.A. (“Azul” or “Company”) hereby provides to its shareholders the information required under “Annex E” to RCVM 80 with respect to the capital increase approved by the Company’s Board of Directors at a meeting held on February 20, 2025, subject to the approval of the change in the limit of the authorized capital at the Extraordinary General Meeting of February 25, 2025 (“EGM” and “Capital Increase”, respectively), as follows:

Art. 1. The issuer must disclose to the market the value of the increase and the new capital stock, and if the increase will be carried out by:

I – conversion of debentures or other debt securities into shares;

II – exercise of subscription rights or subscription bonuses;

III – capitalization of profits or reserves; or

IV – subscription of new shares.

Subject to the approval of the change within the limit of the authorized capital at the EGM, the Capital Increase will be carried out within the capital authorized, under the new wording of article 6 of the Company’s Bylaws (Estatuto Social) submitted to the EGM, through a private subscription of new common shares and new preferred shares, to be issued in the current existing proportion, in the amount of at least BRL 72,000,000.00 (seventy-two million reais) (“Minimum Subscription”) and at most BRL 3,370,258,632.00 (three billion three hundred and seventy million two hundred and fifty-eight thousand six hundred and thirty-two reais) (“Maximum Subscription”), with the issuance of at least 1,200,000,000 (one billion, two hundred million) new common shares (“Minimum Number”), and a maximum of 2,000,000,000 (two billion) new common shares and 722,279,696 (seven hundred and twenty-two million, two hundred and seventy-nine thousand, six hundred and ninety-six) new preferred shares (“Maximum Number”), all of which will be registered shares without par value (“New Common Shares”, New Preferred Shares” and, collectively, “New Shares”).

The New Shares will be paid up in local currency, and the subscribers may pay up the amount subscribed in installments. The subscribers that wish to pay up the New Shares in installments must pay up at least 10% (ten percent) of the amount subscribed at the time of subscription, and the excess amount must be paid in within 6 (six) months, according to capital calls to be disclosed by the Company, with a period of no less than 30 (thirty) days, in accordance with article 106 of Law 6,404/1976. The subscribers that wish to (i) pay up the New Shares in installments must do so before the Company's Bookkeeper; and (ii) pay up the New Shares in cash may do so directly at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) or before the Company's Bookkeeper.

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As a result of the Capital Increase, the Company’s share capital will increase from BRL 2,315,627,892.68, (two billion, three hundred and fifteen million, six hundred and twenty-seven thousand, eight hundred and ninety-two reais and sixty-eight cents) divided into 1,264,715,854 (one billion, two hundred and sixty-four million, seven hundred and fifteen thousand, eight hundred and fifty-four) shares, all registered and without par value, of which 928,965,058 (nine hundred and twenty-eight million, nine hundred and sixty-five thousand and fifty-eight) are common shares and 335,750,796 (three hundred and thirty-five million, seven hundred and fifty thousand, seven hundred and ninety-six) are preferred shares to, (i) based on the Minimum Subscription, BRL 2,387,627,892.68 (two billion three hundred and eighty-seven million six hundred and twenty-seven thousand eight hundred and ninety-two reais and sixty-eight cents), divided into 2,464,715,854 (two billion four hundred and sixty-four million seven hundred and fifteen thousand eight hundred and fifty-four) shares, all registered and without par value, of which 2,128,965,058 (two billion one hundred and twenty-eight million nine hundred and sixty-five thousand and fifty-eight) will be common shares and 335,750,796 (three hundred and thirty-five million, seven hundred and fifty thousand, seven hundred and ninety-six) will be preferred shares; and (ii) based on the Maximum Subscription, BRL 5,685,886,524.68 (five billion six hundred and eighty-five million eight hundred and eighty-six thousand five hundred and twenty-four reais and sixty-eight cents), divided into 3,986,995,550 (three billion nine hundred and eighty-six million nine hundred and ninety-five thousand five hundred and fifty) shares, all registered and without par value, of which 2,928,965,058 (two billion nine hundred and twenty-eight million nine hundred and sixty-five thousand fifty-eight) will be common shares and 1,058,030,492 (one billion fifty-eight million thirty thousand four hundred and ninety-two) will be preferred shares.

The Company informs that the amounts described above are subject to change, considering that the capital increase, approved by the Board of Directors on February 4, 2025, is being made, within the limit of the authorized capital provided for in article 6 of the Bylaws, in the amount of, at least, BRL 1,509,287,753.48 (one billion, five hundred and nine million, two hundred and eighty-seven thousand, seven hundred and fifty-three reais and forty-eight centavos) and, at most, BRL 6,132,392,670.01 (six billion, one hundred and thirty-two million, three hundred and ninety-two thousand, six hundred and seventy reais and one centavo), with the issue of, at least, 47,033,273 (forty-seven million, thirty-three thousand, two hundred and seventy-three) new preferred shares, and, at most, 191,101,066 (one hundred and ninety-one million, one hundred and one thousand and sixty-six) new preferred shares, all of which are registered and without par value (“Capital Increase – Lessors/OEMs”).

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Sole paragraph. The issuer must also:

I – explain, in detail, the reasons for the increase and its legal and economic consequences; It is

II – provide a copy of the fiscal council’s opinion, if applicable.

The Capital Increase is part of the restructuring of the Company's indebtedness, object of the Material Facts disclosed by the Company on October 07 and 28, November 14, December 9 and 18, 2024, January 08, 16, 22 and 28, and February 4, 2025, which aims to restructure the Company's principal indebtedness, lease obligations and other obligations, in order to strengthen the Company's cash generation and improve its future capital structure (“Restructuring”).

The Restructuring process involves equitization of part of the Company’s obligations (i) with lessors and original equipment manufacturers (“Lessors/OEM”), under the terms of the Capital Increase – Lessors/OEMs; and (ii) with other creditors, through the issue of new preferred shares issued by the Company, under the terms set forth in the documents entered into by the Company within the scope of the Restructuring, notably:

(i)	the preferred shares issued or issuable pursuant to Azul's first issue of convertible debentures (originally issued on October 26, 2020, as amended from time to time), including any additional convertible debentures or exchangeable securities issued or guaranteed by Azul, for the purpose of representing an additional 6.5% of the principal amount of such convertible debentures;

(ii)	the preferred shares issued or issuable in mandatory exchange of 11,500% of Senior Secured Second Out Notes due 2029 and 10,875% of Senior Secured Second Out Notes due 2030, in both cases issued by Azul Secured Finance LLP and guaranteed by Azul S.A. and certain of its subsidiaries, issued on January 28, 2025 (the “2L Notes”);

(iii)	the issued or issuable preferred shares upon the optional or mandatory exercise of the second out exchangeable notes to be issued by Azul Secured Finance LLP and guaranteed by Azul S.A. and certain of its subsidiaries, which are either (a) issued in mandatory exchange for the 2L Notes or (b) issued in a maximum aggregate principal amount of USD 25 million to an aircraft lessor; and

(iv)	the preferred shares issued or issuable upon the exercise of the first out exchangeable notes to be issued by Azul Secured Finance LLP and guaranteed by Azul S.A. and certain of its subsidiaries in mandatory exchange for 11,930% of Senior Secured First Out Notes due 2028, issued by Azul Secured Finance LLP and guaranteed by Azul S.A. and certain of its subsidiaries, issued on January 28, 2025.
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The measures agreed under the Restructuring also involve a long-term incentive for managers and other employees to be selected by the Board of Directors, in the form of a Stock Option Plan submitted to the approval of the EGM, in the context of which a maximum number of 250,000,000 (two hundred and fifty million) new preferred shares issued by the Company will be issued, over several years and depending on certain conditions.

Considering the issue of preferred shares within the scope of the Restructuring, the Capital Increase is measured not only to obtain new financial resources for the Company, contributing to improve its future capital structure and to increase the Company's liquidity with the funds from the payment of the Capital Increase, but also seeks to maintain the Company's qualification to the limit of 50% of preferred shares with restricted vote issued, provided for in article 15, paragraph 2 of Law No. 6.404/1976, considering that part of the credits held by the Company's creditors will be converted into preferred shares due to the operations involved in the Restructuring, described above. The Capital Increase will be supported by the Company's controlling shareholders, who will subscribe for New Shares in the context of the Capital Increase.

Within the scope of the Capital Increase, the preemptive right of the current holders of common and preferred shares issued by the Company will be ensured in the subscription of, respectively, the New Preferred Shares and the New Common Shares to be issued, in proportion to their holdings in the Company at close of trading on February 25, 2025 (“Cut-Off Date”). The preemptive right may be exercised within the period of 30 calendar days from February 26, 2025 (inclusive) to March 27, 2025 (inclusive) (“Preemptive Right Exercise Period” and “Preemptive Right”, respectively). Shares in the Company will be traded ex preemptive right from February 26, 2025 (inclusive).

It should be remembered that the Preemptive Right is guaranteed only with respect to the shares issued by the Company held on the Cut-Off Date, so that any subscription rights related to the Capital Increase – Lessors/OEMs will not grant their holders the right to subscribe for the New Shares issued in this Capital Increase, even if such subscription rights have already been exercised.

Given that the New Shares will be issued in compliance with the proportion of common shares and preferred shares issued by the Company, pursuant to art. 171, paragraph 1, ‘a’ of Law No. 6,404/1976, each shareholder shall exercise the Preemptive Right over shares identical to those held on the Cut-Off Date.

Since the Company’s current common and preferred shareholders will have Preemptive Right to subscribe for, respectively, New Common Shares and New Preferred Shares, there will be no dilution of shareholders who exercise their Preemptive Right to take up all the New Shares to which they are entitled. Dilution will occur only if shareholders choose not to exercise their Preemptive Right, or to exercise them in part.

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In accordance article 170, paragraph 1 of Law 6.404/1976, the issue price of the New Common Shares and New Preferred Shares was uniformly fixed, without unjustified dilution for the current shareholders, taking into consideration, among other factors, (i) the Company's future profitability forecast, which, at the management's discretion, may be positively impacted by the implementation of the ongoing Restructuring measures described above and the potential future financial performance of the Company; and (ii) the market value of the preferred shares issued by the Company traded on B3 (considering that the preferred shares are listed on B3 and publicly traded with liquidity and that the common shares are not listed or publicly traded), with a premium to reflect the valuation perspective under item (i).

Thus, (i) the issue price of the New Preferred Shares was fixed based on the Company's future profitability perspective, considering the effects of the Restructuring and the potential future financial performance of the Company, and the volume-weighted average price (VWAP) of the preferred shares issued by the Company in the 30 trading sessions on B3, held in the period from January 9, 2025 to February 19, 2025, applying a premium of approximately 7%, according to art. 170, Paragraph 1, I and III of Law No. 6,404/1976; and (ii) considering that the common shares are not listed on the B3 and in order to reflect the difference in the economic benefit attributed to the common shares and the preferred shares, provided for in article 5, §12(i) of the Company's Bylaws, the issue price of the New Common Shares is fixed based on the issue price of the new preferred shares, pursuant to item (i) above, divided by 75 (seventy-five). The difference between the issue price of the New Common Shares and New Preferred Shares arises exclusively from the ratio of 1:75 corresponding to the economic benefit attributed by the Bylaws to the preferred shares, with the issue prices having been defined based on the same criteria, with no difference between them.

The New Shares will be paid up in local currency, and the subscribers may pay up the amount subscribed in installments. The subscribers that wish to pay up the New Shares in installments must pay up at least 10% (ten percent) of the amount subscribed at the time of subscription, and the excess amount must be paid in within 6 (six) months, according to capital calls to be disclosed by the Company, with a period of no less than 30 (thirty) days, in accordance with article 106 of Law 6,404/1976. The subscribers that wish to (i) pay up the New Shares in installments must do so before the Company's Bookkeeper; and (ii) pay up the New Shares in cash may do so directly at B3 or before the Company's Bookkeeper.

As no Fiscal Council has been installed, there is no opinion by the audit committee on the Capital Increase.

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Art. 2 In case of capital increase through subscription of shares, the issuer must:

I – describe the allocation of resources;

The funds obtained by the Company as a result of the exercise of the Preemptive Right by the holders of Azul's common and preferred shares will be used to strengthen the Company's financial condition, and will be used for general corporate purposes in the ordinary course of the Company's business.

II – inform the number of shares issued of each type and class;

In the Capital Increase, 1,200,000,000 (one billion, two hundred million) of new common shares will be issued, in the case of the Minimum Subscription, and 2,000,000,000 (two billion) of new common shares and 722,279,696 (seven hundred and twenty-two million, two hundred and seventy-nine thousand, six hundred and ninety-six) new preferred shares, in the case of the Maximum Subscription.

III – describe the rights, advantages and restrictions attributed to the shares to be issued;

The New Shares will be identical, and will be entitled to the same rights and advantages conferred by outstanding shares in the Company, as provided for in its Bylaws, including the right to dividends in any distribution of dividends declared by the Company after ratification of the Capital Increase by the Board of Directors and the issue of the New Shares.

IV – inform whether related parties, as defined by the accounting rules that deal with this matter, will subscribe shares in the capital increase, specifying the respective amounts, when these amounts are already known;

David Gary Neeleman, considering the Minimum Subscription, will subscribe for New Common Shares in sufficient number to maintain the Company's classification within the limit of 50% of preferred shares with restricted vote issued, provided for in article 15, paragraph 2 of Law No. 6,404/1976, considering the Company's current estimates of preferred share issues to be carried out within the scope of the Restructuring.

In addition, Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda, the Company's controlling shareholders, and the members of Azul’s management who hold common and/or preferred shares in the Company on the Cut-Off Date may subscribe for New Shares by exercising their Preemptive Right.

V – inform the issue price of the new shares;

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The issue price is BRL 0.06 per common share and BRL 4.50 per preferred share.

VI – inform the nominal value of the shares issued or, in the case of shares with no nominal value, the portion of the issue price that will be allocated to the capital reserve;

The New Shares will have no par value and the amount of the Capital Increase will be fully allocated to the share capital account. No amount will be allocated to the capital reserve.

VII - provide the administrators’ opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase;

The Capital Increase is part of the Company’s Restructuring, and seeks not only to obtain financial funds for the Company, contributing to improve its future capital structure and to increase the Company's liquidity with the funds from the payment of the Capital Increase, as well as to maintain the Company's classification to the limit of 50% of preferred shares with restricted vote issued, provided for in article 15, paragraph 2 of Law No. 6,404/1976, considering that part of the credits held by the Company's creditors will be converted into preferred shares due to the operations involved in the ongoing Restructuring, described above. The Capital Increase will be supported by the Company's controlling shareholders, who will subscribe for New Shares in the context of the Capital Increase.

Since the Company’s current common and preferred shareholders will have Preemptive Right to subscribe for, respectively, New Common Shares and New Preferred Shares, there will be no dilution of shareholders who exercise their Preemptive Right over all the New Shares to which they are entitled. Only shareholders who choose not to exercise their Preemptive Right or to exercise it partially will have their stake diluted.

VIII – inform the criteria for calculating the issue price and justify, in detail, the economic aspects that determined its choice;

In accordance article 170, paragraph 1 of Law 6.404/1976, the issue price for the New Common Shares and New Preferred Shares was uniformly fixed, without unjustified dilution for the current shareholders, taking into consideration, among other factors, (i) the Company's future profitability perspective, which, at the management's discretion, may be positively impacted by the implementation of the ongoing Restructuring measures described above and the potential future financial performance of the Company; and (ii) the market value of the preferred shares issued by the Company traded on B3 (considering that the preferred shares are listed on B3 and publicly traded with liquidity and that the common shares are not listed or publicly traded), with a premium to reflect the valuation perspective under item (i).

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Thus, (i) the issue price of the New Preferred Shares was fixed based on the Company's future profitability perspective, considering the effects of the Restructuring and the potential future financial performance of the Company, and the volume-weighted average price (VWAP) of the preferred shares issued by the Company in the 30 trading sessions on B3, held in the period from January 9, 2025 to February 19, 2025, applying a premium of approximately 7%, according to art. 170, Paragraph 1, I and III of Law No. 6,404/1976; and (ii) considering that the common shares are not listed on the B3 and in order to reflect the difference in the economic benefit attributed to the common shares and the preferred shares, provided for in article 5, paragraph 12(i) of the Company's Bylaws, the issue price of the New Common Shares is fixed based on the issue price of the new preferred shares, pursuant to item (i) above, divided by 75 (seventy-five). As clarified, the difference between the issue price of the New Common Shares and New Preferred Shares arises exclusively from the ratio of 1:75 corresponding to the economic benefit attributed by the Bylaws to the preferred shares, with the issue prices having been defined based on the same criteria, with no difference between them.

IX - if the issue price was set at a premium or discount in relation to the market value, identify the reason for the premium or discount and explain how it was determined;

The issue price of the New Shares was not determined on the premium of approximately 7% with respect to the volume-weighted average price (VWAP) of preferred shares issued by the Company in the 30 trading sessions on B3, held in the period from January 9, 2025 to February 19, 2025, since the Company understands that the premium contributes to reflect the Company's future profitability perspective, the potential future financial performance of the Company and the potential increase in liquidity of the preferred shares issued by the Company, which, at the management’s discretion, may be positively impacted by the implementation of the ongoing Restructuring measures.

X – provide a copy of all reports and studies that supported the fixing of the issue price;

Not applicable, considering that no reports were drawn up to fix the issue price of the New Shares.

XII – inform the issue prices of shares in capital increases carried out in the last 3 (three) years;

2022
•	February 22, 2022 - 35,050 (thirty-five thousand and fifty) preferred shares were issued at an issue price of BRL 3.42 (three reais and forty two cents) per share, as fixed in accordance with the First Program under the First Stock Option Plan (Primeiro Programa do Primeiro Plano de Outorga de Opção de Compra de Ações).

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•	May 5, 2022 - (i) 4,500 (four thousand and five hundred) preferred shares were issued at an issue price of BRL 3.42 (three reais and forty two cents) per share, fixed in accordance with the First Program under the First Stock Option Plan; (ii) 10,914 (ten thousand, nine hundred and fourteen) preferred shares, at an issue price of BRL 15.16 (fifteen reais and sixteen cents) per share, fixed in accordance with the First Program under the Second Stock Option Plan; (iii) 10,691 (ten thousand, six hundred and ninety-one) preferred shares, at an issue price of BRL 17.27 (seventeen reais and twenty-seven cents) per share, fixed in accordance with the Second Program under the Second Stock Option Plan; (iv) 18,041 (eighteen thousand and forty-one) preferred shares, at an issue price of BRL 19.37 (nineteen reais and thirty-seven cents) per share, fixed in accordance with the Third Program under the Second Stock Option Plan; and (v) 1,868,702 (one million, eight hundred and sixty-eight thousand, seven hundred and two) preferred shares, at an issue price of BRL 11.85 (eleven and eighty-five hundredths Brazilian reais) per share, fixed in accordance with the First Program under the Third Stock Option Plan.

•	August 8, 2022 - 20,000 (twenty Thousand) new preferred shares were issued at an issue price of BRL 3.42 (three reais and forty two cents) per share, fixed in accordance with the First Program under the First Stock Option Plan.

•	November 7, 2022 - 5,050 (five thousand and fifty) new preferred shares were issued at an issue price of BRL 3.42 (three reais and forty-two cents) per share, fixed in accordance with the First Program under the First Stock Option Plan.

2023
•	March 6, 2023 - 5,500 (five thousand and Fifty) new preferred shares were issued at an issue price of BRL 11.07 (eleven reais and seven cents) per share, fixed in accordance with the Sixth Program under the Second Stock Option Plan.

•	August 10, 2023 - 74,000 (seventy four thousand) new preferred shares were issued at an issue price of BRL 11.07 (eleven reais and seven cents) per share, fixed in accordance with the Sixth Program under the Second Stock Option Plan.

2024
•	February 9, 2024 - 500 (five hundred) preferred shares at an issue price of BRL 6.44 (six reais and forty four cents) per share, fixed in accordance with the Third Program under the First Stock Option Plan; (ii) 250 (two hundred and fifty) preferred shares at an issue price of BRL 11.07 (eleven reais and seven cents) per share, fixed in accordance with the Sixth Program under the Second Stock Option Plan; (iii) 800 (eight hundred) preferred shares at an issue price of BRL 6.44 (six reais and forty four cents) per share, fixed in accordance with the First Stock Option Plan; (iv) 31,020 (thirty-one thousand and twenty) preferred shares at an issue price of BRL 15.16 (fifteen reais and sixteen cents) per share, fixed in accordance with the First Program under the Second Stock Option Plan; and (v) 17,818 (seventeen thousand, eight hundred and eighteen) preferred shares at an issue price of BRL 17.27 (seventeen reais and twenty-seven cents) per share, fixed in accordance with the Second Program under the Second Stock Option Plan.
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•	May 10, 2024 - 2,000 (two thousand) preferred shares at an issue price of BRL 3.42 (three reais and forty two cents) per share, fixed in accordance with the First Program under the First Stock Option Plan; and (ii) 1,000 (one thousand) preferred shares at an issue price of BRL 11.07 (eleven reais and seven cents) per share, fixed in accordance with the Sixth Program under the Second Stock Option Plan.

2025

•	February 4, 2025 – For purposes of clarification, the Company informs that a capital increase was approved and it is still being made, within the limit of the authorized capital provided for in article 6 of the Bylaws, in the amount of, at least, BRL 1,509,287,753.48 (one billion, five hundred and nine million, two hundred and eighty-seven thousand, seven hundred and fifty-three reais and forty-eight centavos) and, at most, BRL 6,132,392,670.01 (six billion, one hundred and thirty-two million, three hundred and ninety-two thousand, six hundred and seventy reais and one centavo), with the issue of, at least, 47,033,273 (forty-seven million, thirty-three thousand, two hundred and seventy-three) new preferred shares, and, at most, 191,101,066 (one hundred and ninety-one million, one hundred and one thousand and sixty-six) new preferred shares, all of which are registered and without par value, for the issue price of BRL 32.0897878718 per preferred share, fixed based on negotiations between Lessors/OEMs and the Company, as independent and not bound parties, with different interests, taking into consideration, among other aspects, the criteria set in items I and II of article 170, paragraph 1 of Law No. 6,404/1976.

XIII – present the percentage of potential dilution resulting from the issue;

If the shareholders choose not to exercise their Preemptive Right to subscribe for New Shares, their maximum dilution per shareholder will be 68% (sixty-eight percent), based on the Maximum Subscription, and 49% (forty-nine percent), based on the Minimum Subscription.

XIV – inform the deadlines, conditions and form of subscription and payment of shares issued;

The New Shares will be paid up in local currency, and the subscribers may pay up the amount subscribed in installments. The subscribers that wish to pay up the New Shares in installments must pay up at least 10% (ten percent) of the amount subscribed at the time of subscription, and the excess amount must be paid in within 6 (six) months, according to capital calls to be disclosed by the Company, with a period of no less than 30 (thirty) days, in accordance with article 106 of Law 6,404/1976. The subscribers that wish to (i) pay up the New Shares in installments must do so before the Company's Bookkeeper; and (ii) pay up the New Shares in cash may do so directly at B3 or before the Company's Bookkeeper. The investors with subscription rights deposited at B3's Central Depository and who choose to subscribe in installments must contact their respective custodial agents and request the withdrawal of the rights to the book-entry environment and will be subject to the rules and procedures of the Bookkeeper.

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The holders of common and preferred shares issued by the Company may exercise their respective Preemptive Right to subscribe for the New Shares during the Preemptive Right Exercise Period, beginning on February 26, 2025 (inclusive) and ending on March 27, 2025 (inclusive).

The shareholders may exercise their Preemptive Right in the proportion of: 2.1529335068 New Common Shares for each common share issued by the Company held by the shareholder at the close of trading on the Cut-Off Date and (ii) 2.1529335058 New Preferred Shares for each preferred share issued by the Company held by the shareholder at the close of trading on the Cut-Off Date.

The New Shares that are paid up in cash, in local currency, at the time of subscription, must comply with the rules and procedures of Itaú Corretora de Valores S.A., as the institution responsible for the bookkeeping of the shares issued by the Company (“Bookkeeper”), and of the Central Asset Depositary (Central Depositária de Ativos) of B3 (“Central Depositary”). The New Shares that are paid in installments will only be paid up before the Bookkeeper, and must comply with the Bookkeeper's own rules and procedures. The same payment procedure will apply to the allocation of unsubscribed shares, as described below.

The holders of Preemptive Right arising from shares held in custody at the Central Depositary who wish to exercise those rights must do so through their custodial agents, in accordance with the rules established by the Central Depositary. The holders of subscription rights held in custody at the Bookkeeper who wish to exercise their Preemptive Right to subscribe for New Shares must, within the Preemptive Right Exercise Period, go to any branch of the Bookkeeper in Brazil. The preemptive right must be exercised by signing the subscription form, in accordance with the model to be made available by the Bookkeeper, and submitting the documentation listed below, which must be presented by the shareholder (or assignee of the pre-emptive right) for the exercise of their Preemptive Right directly to the Bookkeeper.

Shareholders who choose not to exercise some or all of their Preemptive Right to subscribe for the New Shares may assign those rights, in whole or in part, to third parties during the Preemptive Right Exercise Period. Shareholders holding shares issued by the Company in the custody of the Bookkeeper who wish to privately assign their Preemptive Right must fill in the specific form that will be available at any branch of the Bookkeeper. The form must be signed, and the parties must present documentation to prove their identity and powers of representation, where applicable. Shareholders whose shares are deposited in the Central Depositary and who wish to assign their Preemptive Right should contact their custodial agents.

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Holders of Preemptive Right arising from shares held in custody at the Central Depositary who wish to exercise or assign those rights should consult their custodial agents regarding the required documentation.

Holders of subscription rights held in custody by the Bookkeeper who wish to exercise their Preemptive Rights or assign such rights directly through the Bookkeeper must submit the following documents:

(1)	natural persons: (a) identity document (RG or RNE); (b) proof of registration with the Individual Taxpayer Register (“CPF/MF”); and (c) proof of residence; and

(2)	legal entities: (a) original and copy of the bylaws and minutes of election of the current executive management (diretoria) or certified copy of the consolidated articles of association or bylaws; (b) National Register of Legal Entities of the Ministry of Finance (“CNPJ/MF”); (c) certified copy of corporate documents granting powers to sign the subscription form; and (d) certified copy of the identity document, CPF/MF and proof of residence of the person(s) signing the subscription form.

When any person acts under power of attorney, the public instrument granting specific powers to do so must be presented, together with the documents mentioned above, as applicable, for both the grantor and the grantee of the power of attorney.

Investors resident abroad may be required to submit other documents of identification or representation, as required by the applicable law.

In case of doubt, shareholders can contact the Bookkeeper on business days, from 9 a.m. to 6 p.m., at the following telephone numbers: (i) capital cities and metropolitan regions in Brazil: +55 (11) 3003-9285; and (ii) other locations: 0800 7209285.

Holders of Preemptive Right arising from shares held in custody at the Central Depositary must exercise those rights through their custodial agents, in compliance with the deadlines stipulated by B3 and the terms of this Notice to Shareholders.

The signing of the subscription form shall represent the subscriber's irrevocable and irreversible expression of will to acquire the New Shares subscribed for, giving rise to the subscriber's irrevocable and irreversible obligation to pay for them.

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XV - inform whether shareholders will have preemptive rights to subscribe to the new shares issued and detail the terms and conditions to which this right is subject;

The Company’s common shareholders and preferred shareholders will have Preemptive Right to subscribe for, respectively, the New Common Shares and the New Preferred Shares to be issued in the Capital Increase, in proportion to their holding in the Company’s share capital on the Cut-Off Date.

It is important to remember that the Preemptive Right is guaranteed only in relation to the shares issued by the Company held on the Cut-Off Date, so that any subscription rights relating to the Capital Increase - Lessors/OEMs will not entitle their holders to subscribe to the New Shares issued in this Capital Increase, even if such subscription rights have already been exercised.

Preemptive right may be exercised by the Company’s common and preferred shareholders within the period of 30 (thirty) days from February 26, 2025 (inclusive) and ending on March 27, 2025 (inclusive).

The fractions of common and preferred shares resulting from the calculation of the percentage for the exercise of the Preemptive Right in the subscription of the New Common Shares and New Preferred Shares will be disregarded. Such fractional shares will subsequently be grouped into whole numbers of shares and will be treated as unsubscribed shares, which may be subscribed by shareholders who express an interest in unsubscribed shares during the subscription period.

XVI – inform the administration’s proposal for the treatment of any leftovers;

After the end of the Preemptive Right Exercise Period, the Company's management must verify the number of New Shares subscribed during the Preemptive Right Exercise Period and, if the Minimum Subscription has been reached, the Board of Directors may partially approve the Capital Increase, canceling the unsubscribed New Shares, or determine that any Unsubscribed New Shares (“Unsubscribed Shares”) be allocated to the shareholders or assignees of Preemptive Right who have expressed their interest in reserving Unsubscribed Shares, during the Preemptive Right Exercise Period, on the share subscription form.

The Company will publish a notice to the shareholders to inform them of the result of the subscriptions during the Preemptive Right Exercise Period and, if applicable, inform the number of Unsubscribed Shares of New Shares and the beginning of the term for the shareholders to subscribe for those Unsubscribed Shares, which term will be between 3 (three) and 5 (five) business days from the publication of the notice to take up the Unsubscribed Shares for which they have expressed an interest, by completing and signing a new subscription form and the respective pay-up of the Unsubscribed Shares of New Shares to be subscribed.

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If event of an allocation of Unsubscribed Shares of New Shares, the proportional percentage for the exercise of the right to subscribe Unsubscribed Preference Shares shall be obtained by dividing, as the case may be, the number of unsubscribed New Common Shares and New Preference Shares by the total number of New Common Shares and New Preference Shares subscribed by the subscribers who have expressed an interest in the Unsubscribed Preference Shares during the Preemptive Right Exercise Period, multiplying the quotient obtained by 100 (one hundred).

If there are still unsubscribed New Shares after the procedure described above, the Company will partially ratify the Capital Increase with the cancellation of the remaining unsubscribed New Shares, in accordance with the procedure described below.

XVII – describe, in detail, the procedures that will be adopted, if partial approval of the capital increase is expected; and

Considering the possibility of partial ratification of the Capital Increase, each subscriber may, at the time of subscription, condition the subscription of the number of preferred shares to which he is entitled: (a) on the subscription of the maximum amount of the Capital Increase; or (b) on the subscription of a certain minimum amount of the Capital Increase, provided that such minimum amount is not less than the Minimum Subscription, and must indicate, in the latter case, whether he wishes to receive: (1) all the New Shares subscribed by him/her; or (2) the amount equivalent to the proportion between the number of New Shares actually subscribed and the maximum number of New Shares subject to the Capital Increase.

If the subscriber does not state a choice, it will be presumed that the subscriber wishes to receive all the New Shares subscribed for. In all cases, the subscriber’s choice will be final and irreversible, and may not be changed subsequently.

Subscribers who make their subscription conditional must provide the following information on the subscription form, so that the Company may make reimbursement if necessary: the name of the subscriber’s bank, the branch number, the subscriber’s account number, the subscriber’s name, the subscriber’s CPF/MF or CNPJ/MF, as applicable, and the subscriber’s address and telephone number.

Company shareholders and/or assignees of Preemptive Right to subscribe for New Shares who make their participation in the Capital Increase conditional, in function of certification in part of the Capital Increase, will receive the amount they paid in, without interest, adjustment for inflation, or reimbursement of any taxes they may have paid, subject to deduction, if applicable, of any taxes that may attach.

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Since, during the Preemptive Right Exercise Period, the shareholders may, at the time of signing the subscription form, make their subscription conditional on the hypotheses described above, and there will be no final deadline for reviewing the investment, thus the shareholders will have to express their decision in advance at the time of the subscription.

XVIII – if the issue price of the shares can be, totally or partially, realized in assets: a) present a complete description of the goods that will be accepted; b) clarify the relationship between the assets and their corporate purpose; and c) provide a copy of the asset valuation report, if available.

Not applicable.

Art. 3. When the increase of capital is done by capitalization of profits or reserves, the issuer must:

I – inform whether it will involve changing the nominal value of the shares, if any, or distributing new shares among shareholders;

II – inform whether the capitalization of profits or reserves will be carried out with or without changing the number of shares, in companies with shares with no par value;

III – in case of distribution of new shares: a) inform the number of shares issued of each type and class; b) inform the percentage that shareholders will receive in shares; c) describe the rights, advantages and restrictions attributed to the shares to be issued; d) inform the acquisition cost, in reais per share, to be attributed so that shareholders can comply with article 10 of Law 9,249, of December 26, 1995; and e) inform the treatment of fractions, if applicable;

IV – inform the deadline provided for in paragraph 3 of article 169 of Law 6,404, of 1976; and

V – inform and provide the information and documents provided for in article 2nd above, when applicable.

Not applicable.

Art. 4. When the increase of capital is done by conversion of debentures or other debt securities into shares or by exercise of subscription bonds, the issuer must:

I – inform the number of shares issued of each type and class; and

II – describe the rights, advantages and restrictions attributed to the shares to be issued.

Not applicable.

Art. 5. The provisions of articles 1st to 4th of this Annex do not apply to capital increases arising from an option plan, in which case the issuer must inform:

I – date of the general meeting at which the option plan was approved;

II – value of the capital increase and new capital stock;

III – number of shares issued of each type and class;

IV – issue price of new shares;

V – Revoked;

VI – percentage of potential dilution resulting from the issuance.

Not applicable.

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